 EXHIBIT 11.2

CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Unbanked, Inc. f.k.a. Ternio, LLC

To the Board of Directors of Unbanked Inc.,

We hereby consent to the inclusion of our Auditors' Report, dated June 15, 2021 except for Note 4, as to which the date is December 17, 2021, on the financial statements of Unbanked Inc. f.k.a. Ternio, LLC– which comprise the balance sheet as of December 31, 2020, and the related statements of operations, changes in membership unitholders’ equity, and cash flows for the year then ended, and the related notes to the financial statements— in the Company's Form 1-A. We also consent to application of such report to the financial information in the Report on Form 1-A, when such financial information is read in conjunction with the financial statements referred to in our report.

Sensiba San Filippo LLP

San Jose, California

November 22, 2022